Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jive Software, Inc.:

We consent to the incorporation by reference in the registration statement (Form S-8 No. 333-178636) of Jive Software, Inc. of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Jive Software, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Jive Software, Inc.

/s/ KPMG LLP

Portland, Oregon

March 3, 2014